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                              September 14, 2023

       Peng Zhang
       Vice President of Finance
       Yunji Inc.
       15/F, South Building
       Hipark Phase 2, Xiaoshan District
       Hangzhou, Zhejiang, 310000
       People   s Republic of China

                                                        Re: Yunji Inc.
                                                            Form 20-F for
Fiscal Year Ended December 31, 2022
                                                            Response dated
August 9, 2023
                                                            File No. 001-38877

       Dear Peng Zhang:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Correspondence filed August 9, 2023

       Item 3. Key Information
       Our Holding Company Structure and Contractual Arrangements with the VIEs, page 4

   1. We note your response to comment 2 and reissue in part. Please revise to address how recent statements by
China's government have or may impact the company   s ability to
                                                        accept foreign
investments, or list on a U.S. or other foreign exchange. In this regard, we note that your response
only addressed how PRC regulatory actions may impact
                                                        the company.
       Cash Flows through Our Organization, page 7

   2. We note your response to comment 8 and your proposed revised disclosure that there is no
 Peng Zhang
Yunji Inc.
September 14, 2023
Page 2
      equivalent or similar restriction or limitation in Hong Kong. However, given the
      uncertainty regarding the PRC government   s ability to intervene and
impose restrictions
      on the ability of you, your subsidiaries, and the consolidated VIEs to transfer cash, please revise here, in your summary of risk factors and risk factors section to state that to the extent cash in the business is in the PRC/Hong Kong or a PRC/Hong Kong entity, the funds may not be available to fund operations or for other use outside of the PRC/Hong
      Kong due to interventions in or the imposition of restrictions and limitations on the ability of you or your subsidiaries by the PRC government to transfer cash.
Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections, page 165

3. As noted in your response to comment 16, Item 16I(b) of Form 20-F states: any such identified foreign issuer that uses a variable-interest entity or any similar structure that results in additional foreign entities being consolidated in the financial statements of the registrant is required to provide the below disclosures for itself and its consolidated
      foreign operating entity or entities.    Additionally, page 15 of our
Release No. 34-93701,
         Holding Foreign Companies Accountable Act Disclosure,    clarifies
that a registrant
      should    look through a VIE or any structure that results in additional foreign entities
      being consolidated in the financial statements of the registrant and provide the required disclosures about any consolidated operating company or companies in the relevant
      jurisdiction.    As previously requested, please provide us with the
information required by
      Items 16I(b)(2) through (b)(5) for all of your consolidated foreign operating entities in your supplemental response.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Contact Tyler Howes at 202-551-3370 or Jennifer Gowetski at 202-551-3401 if you have any questions about comments related to your status as a Commission-Identified Issuer during your most recently completed fiscal year.

        You may contact Tatanisha Meadows at 202-551-3322 or Adam Phippen at 202-551-
3336 if you have questions regarding comments on the financial statements and related matters.
Please contact Jennie Beysolow at 202-551-8108 or Dietrich King at 202-551-8071 with any other questions.



                                                            Sincerely,
FirstName LastNamePeng Zhang
                                                            Division of
Corporation Finance
Comapany NameYunji Inc.
                                                            Office of Trade &
Services
September 14, 2023 Page 2
cc:       Shu Du, Esq.
FirstName LastName